SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 8

1	NAME OF REPORTING PERSON Wayne R. Peterson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 802,822 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 802,822 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78464W104	Page 3 of 8

1	NAME OF REPORTING PERSON Peterson Partners, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 716,300 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 716,300 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78464W104	Page 4 of 8

1	NAME OF REPORTING PERSON Peterson Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 716,300 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 716,300 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 78464W104	Page 5 of 8

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Racetrack Road Tampa, FL 33626

Item 2.	(a)	Name of Person Filing:

(1) Wayne R. Peterson

(2) Peterson Partners, Ltd.

(3) Peterson Holdings, Inc.

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 2779 Camden Road Clearwater, Florida 33759

(2) 700 N. Colorado Blvd., PMB 323 Denver, CO 80206-4036

(3) 700 N. Colorado Blvd., PMB 323 Denver, CO 80206-4036

Item 2.	(c)	Citizenship:

(1) United States of America

(2) Colorado

(3) Colorado

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

N/A

CUSIP NO. 78464W104	Page 6 of 8

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe): (1) 858,300* (2) 716,300 (3) 716,300

*       This amount includes (1) 55,478 shares of Common Stock owned by the Wayne R. Peterson Grantor Retained Annuity Trust, of which Mr. Peterson is trustee, (2) 55,478 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Mrs. Peterson, Mr. Peterson’s wife, is trustee, (3) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, and (4) 716,300 shares of Common Stock owned by Peterson Partners, Ltd., a Colorado limited partnership of which Peterson Holdings, Inc., a Colorado corporation, is the general partner. Mr. and Mrs. Peterson jointly own all of the issued and outstanding voting stock of Peterson Holdings, Inc.

	(b)	Percent of Class: (1) 13.7% (2) 11.4% (3) 11.4%

	(c)	Number of shares as to which such person has:

(1):

		(i)	sole power to vote or to direct the vote: 802,822**

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 802,822**

		(iv)	shared power to dispose or to direct the disposition of:

** These amounts exclude 55,478 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, as to which Mrs. Peterson has sole voting and dispositive power as trustee.

(2):

		(i)	sole power to vote or to direct the vote: 716,300

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 716,300

		(iv)	shared power to dispose or to direct the disposition of:

(3):

		(i)	sole power to vote or to direct the vote: 716,300

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 716,300

CUSIP NO. 78464W104	Page 7 of 8

(iv) shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Theresa A. Peterson, Mr. Peterson’s wife, has the power to direct the receipt of dividends from, or the proceeds from the sale of, (1) 55,478 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Mrs. Peterson is trustee, (2) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, which power is shared with Mr. Peterson, and (3) 716,300 shares of Common Stock owned by Peterson Partners, Ltd., which power is shared with Mr. Peterson.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 78464W104	Page 8 of 8

Exhibit:

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ WAYNE R. PETERSON	PETERSON PARTNERS, LTD.
WAYNE R. PETERSON
	By:	Peterson Holdings, Inc., its general partner

	By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President

PETERSON HOLDINGS, INC.

By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President